COMMENTS RECEIVED ON 12/31/2024

FROM KIM McMANUS

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Growth Opportunities Fund

Fidelity Advisor Value Strategies Fund

Fidelity Advisor Dividend Growth Fund

Fidelity Advisor Equity Growth Fund

Fidelity Advisor Equity Income Fund

Fidelity Advisor Equity Value Fund

Fidelity Advisor Growth & Income Fund

Fidelity Real Estate High Income Fund

Fidelity Advisor Series Growth Opportunities Fund

Fidelity Advisor Series Equity Growth Fund

POST-EFECTIVE AMENDMENT NO.268

FIDELITY FINANCIAL TRUST (File Nos. 002-79910 and 811-03587)

Fidelity Equity Dividend Income Fund

POST-EFECTIVE AMENDMENT NO. 83

FIDELITY MT VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Growth Strategies Fund

Fidelity Growth Company Fund

Fidelity Series Growth Company Fund

Fidelity Growth Strategies K6 Fund

Fidelity Growth Company K6 Fund

Fidelity Equity Growth K6 Fund

POST-EFECTIVE AMENDMENT NO. 101

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Strategic Dividend & Income Fund

POST-EFECTIVE AMENDMENT NO. 587

1)

All Funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the 80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

Each fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“[Effective December 11, 2025,] derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we describe the type of derivative instruments we intend to invest in and disclose the extent to which derivatives are expected to be used (e.g., the degree of economic exposure the derivatives create and the amount invested in the derivatives strategy).

R:

Investing in derivative instruments is not a principal investment strategy for the funds, except as indicated below, and as such additional disclosure regarding derivatives is not required pursuant to Form N-1A, Item 4(a). Should a fund have a principal investment strategy of investing in derivative instruments (see below), it would include the additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

Fidelity Advisor Equity Income Fund includes additional disclosure regarding the use of covered call options as a principal investment strategy. Therefore, we don’t believe additional disclosure is required.

“The Adviser may also use covered call options as tools in managing the fund's assets. By writing covered call options, the Adviser sells the option to buy a security held by the fund at a specified price in exchange for a premium.”

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives).

R:

Investing in derivative instruments is not a principal investment strategy for the funds, unless otherwise indicated in the principal investment strategy disclosure. The excerpted disclosure above is included to account for the limited circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to amended Rule 35d-1 under the Investment Company Act of 1940 (“Amended Names Rule”). Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. As such, the disclosure excerpted above is consistent with both Form N-1A and the Amended Names Rule. Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N- 1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we include a derivatives/leverage-related risk or explain why such risk is not material.

R:

Each fund does not have a principal investment policy of investing in derivatives, except for Fidelity Advisor Equity Income Fund (which includes leverage related risk disclosure). As a result, we believe each fund’s existing disclosure remains appropriate.

5)

All Funds

“Fund Summary” (Prospectus)

“Performance”

C:

The Staff requests we ensure that all funds have appropriate prospectus disclosure comparing performance to an “appropriate broad-based securities market index” (ABBSMI) and identify the ABBSMI as such. See instruction 6 to Item 27(d)(2).

R:

We confirm that all funds will have prospectus disclosure comparing performance to an “appropriate broad-based securities market index” per instruction 6 to Item 27(d)(2) of Form N-1A.

6)

Fidelity Strategic Dividend & Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Income-producing equity securities are equity securities that pay, or are expected to pay, dividends or interest.”

C:

The Staff requests we expand to state how we determine the equity securities are “expected to pay” dividends.

R:

 We will revise the disclosure as follows:

“Income-producing equity securities are equity securities that pay, or are expected to pay within the next three months, dividends or interest.”

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